R. Randall Wang Partner Direct: 314-259-2149 rrwang@bryancave.com

                                             May 28, 2010

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:       Reinsurance Group of America, Incorporated

            Form 10-K for the year ended December 31, 2009

            Filed February 26, 2010

            File No. 001-11848

            DEF14A

            Filed April 8, 2010

            File No. 001-11848

Dear Mr. Riedler:

I am writing this letter on behalf of Reinsurance Group of America, Incorporated

(the “Company”) in response to the comment letter of the Staff of the Commission dated May 20, 2010 regarding the above-referenced filings of the Company.  This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the

Company’s response.

The numbered paragraphs below correspond to the paragraphs of your Comment

Letter.  Your comments are repeated in boldface, and our responses in ordinary type follow.

DEF14A

Item 1.  Election of Directors, page 2

Qualifications of Directors, page 5

1.          We note that you have included a general discussion of the qualifications, expertise and attributes of your directors.  Please note that Item 401 (e) of Regulation S-K requires disclosure of the specific “experience, qualifications, attributes or skills of directors and nominees on an individual basis.  Please revise your disclosure to address the requirements of Item 401 (e) on an individual director basis.  Your disclosure should address the specific experience, qualifications, attributes and skills of each director or nominee.  A mere listing of each director or nominee’s prior work experience is not sufficient.  Please revise accordingly.

The Company believes that its disclosure satisfied the requirements of S-K Item 401(e), as the Company refers to the individual biographies of each of the directors that set forth the “specific experiences” on an individual-by-individual basis that led to the Board’s conclusion that they should serve as directors.  In particular, the proxy statement disclosed:

“When considering whether our current directors had the experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of the Company’s business and structure, the Nominating and Corporate Governance Committee and the Board of Directors focused primarily on the information discussed in each of the Directors’ individual biographies described above.”

In preparing its disclosure, the Company noted that the Adopting Release stated:

“The final amendments do not specify the particular information that should be disclosed. We believe companies and other proponents should be afforded flexibility in determining the information about a director’s or nominee’s skills, qualifications or particular area of expertise that would benefit the company and should be disclosed to shareholders.”

In this case, the Company believed that the information set forth in the individual biographies of the directors reflected the relevant information for shareholders. However, in the interest of fuller disclosure, the Company intends to include an additional section in the director biographies in future filings, to be captioned “Areas of Experience and Qualifications Relevant to Serving as a Director,” that will summarize the specific professional, industry or other areas of experience or skills that led to the Board’s conclusion that the individual should serve as a director.  For example, in the case of Mr. Fred Sievert, the Company intends to include the additional information in its 2011 proxy statement substantially similar to the following (underlined for purposes of highlighting):

To Be Elected as Director for Term Ending in 2012: Director Since 2010

Fred Sievert, 62

Retired President of New York Life Insurance Company from 2002 through 2007. Mr. Sievert shared responsibility for overall company management in the Office of the Chairman, from 2004 until his retirement in 2007. Mr. Sievert joined New York Life in 1992 as senior vice president and chief financial officer. In 1995, Mr. Sievert was promoted to executive vice president and was elected to the Board of Directors in November 1996. In addition, he was president and a member of the board of New York Life Insurance and Annuity Corporation, served as chairman of the board of NYLIFE Insurance Company of Arizona, and served on the Board of Directors for Max New York Life, the company’s joint venture in India, Siam Commercial New York Life, the joint venture in Thailand, and the company’s South Korea operation. Prior to joining New York Life, Mr. Sievert was a senior vice president for Royal Maccabees Life Insurance Company, a subsidiary of the Royal Insurance Group of London, England.

Areas of Experience and Qualifications Relevant to Serving as a Director: life insurance, insurance regulation, financial reporting, investments, risk management, and international business, markets and operations.

Executive Compensation, page 21

Summary Compensation Table, page 21

            2.         We note Footnote 3 to the Summary Compensation Table in which you indicate that the option awards have been presented at the grant date fair value of stock options granted in accordance with SFAS 123R.  Please advise us of any difference in the values presented had you included the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, as required under Item 402 (c) (v) of Regulation S-K.

The Company respectfully informs the Staff that there are no differences between the aggregate grant date fair value calculated under FAS 123R and FASB ASC Topic 718.  Further, the Company intends to update all U.S. GAAP references to the appropriate ASC topical section in future filings under section 14(a) of the Securities Exchange Act of 1934.

In connection with the foregoing, the Company acknowledges that:

•                    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your prompt review and looks forward to hearing from you with respect to the foregoing responses.  If you have any questions or if you require any additional information with respect to these matters, please the undersigned via telephone at (314) 259-2149 or via facsimile at (314) 552-8149.

Sincerely,

   /s/ R. Randall Wang

R. Randall Wang

w/o Enclosures

cc:        Jack B. Lay

William L. Hutton

            Sara H. McCarty

                        Reinsurance Group of America, Incorporated

            Nandini Acharya

U.S. Securities and Exchange Commission